Reliance
Industries Limited

07027658

October 23, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record: -

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations, 1992	October 23, 2007	Forwarding Disclosures received from Directors / Officers.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

PROCESSED
NOV 0 2 2007
THOMSON
FINANCIAL

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000 2284 7384, 2284 2929, 2282 6070.
Telefax : 022-2204 2268, 2285 2214. Website : www.ril.com

23rd October, 2007

Bombay Stock Exhange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,

Mumbai 400 001

National Stock Exchange of India Ltd
Exchange Plaza,
Plot No C/1, G Block, Bandra
Kurla Complex,
Bandra (E), Mumbai 400 051

Dear Sirs,

Sub : **Regulation 13 (6) – SEBI (Prohibition of Insider Trading Regulations) 1992**

Pursuant to the Regulation 13(6) of Securities and Exchange Board of India (Prohibition of Insider Trading) Regulation, 1992, the Company is required to disclose to the Stock Exchanges, information received from the Directors and Officers in respect of any change in their holding beyond the specified limits.

The disclosures received from S/Shri M L Bhakta, Y P Trivedi, Directors and Shri Vinod M Ambani, President & Company Secretary, are forwarded herewith.

Kindly take the same on record.

Thanking you.

For **Reliance Industries Ltd.**

Vinod M Ambani
President & Company Secretary

Cc : Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg,
S A 11, Avenue de la Porte- Neuve,
B P 165, L – 2011,
Luxembourg

Encl :As Above

FORM D

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulations 13(4) and (6)]

Regulation 13(4) - Details of change in shareholding of Director / Officer of a Listed Company

Name and address of Director/ Officer	No. & % of shares/ voting rights held by the Director/ Officer	Date of receipt of allotment advice/ acquisition/ sale of shares/ voting rights	Date of intimation to Company	Mode of acquisition (market purchase/ public/ rights/ preferential offer etc.)	No. & % of shares/ post acquisition/ voting rights sale	Trading member through whom the trade was executed with SEBI Registration No. of the Trading Member	Exchange on which the trade was executed	Buy quantity	Buy value	Sell quantity	Sell value	DP ID	Folio No. / Client ID
M.L. Bhakta 4 Sagar Villa 38 Bhulabhai Desai Road Mumbai 400 006	1,42,000	Allotment advice dated October 19, 2007	October 22, 2007	Shares allotted consequent to the Amalgamation of Indian Petrochemicals Corporation with Reliance Industries Limited	1,57,000	Not Applicable	Not Applicable	15,000 (Qty Allotted)	Rs.3,86,25,000*	Nil	Nil	IN300126	10001873

* Calculated based on the Bombay Stock Exchange Limited's open price on October 19, 2007, viz., Rs.2,575.00 per share

Signature: M. L. Bhakta

FORM D

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulations 13(4) and (6)]

Regulation 13(4) - Details of change in shareholding of Director / Officer of a Listed Company

Name and address of Director/ Officer	No. & % of shares/ voting rights held by the Director/ Officer	Date of receipt of allotment advice/ acquisition/ sale of shares/ voting rights	Date of intimation to Company	Mode of acquisition (market purchase/ public/ rights/ preferential offer etc.)	No. & % of shares/ post acquisition/ voting rights sale	Trading member through whom the trade was executed with SEBI Registration No. of the Trading Member	Exchange on which the trade was executed	Buy quantity	Buy value	Sell quantity	Sell value	DP ID	Folio No. / Client ID
Y.P. Trivedi "Mistry Manor" 62A Napeansea Road Mumbai 400 006	11500	Allotment advice dated October 19, 2007	October 22, 2007	Shares allotted consequent to the Amalgamation of Indian Petrochemicals Corporation with Reliance Industries Limited	11700	Not Applicable	Not Applicable	200 (Qty Allotted)	Rs.5,15,000	Nil	Nil	IN300100	10020925

* Calculated based on the Bombay Stock Exchange Limited's open price on October 19, 2007, viz., Rs.2,575.00 per share

Signature: ________

FORM D

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulations 13(4) and (6)]

Regulation 13(4) - Details of change in shareholding of Director / Officer of a Listed Company

Name and address of Director/ Officer	No. & % of shares/ voting rights held by the Director/ Officer	Date of receipt of allotment advice/ acquisition/ sale of shares/ voting rights	Date of intimation to Company	Mode of acquisition (market purchase/ public/ rights/ preferential offer etc.)	No. & % of shares/ post acquisition/ voting rights sale	Trading member through whom the trade was executed with SEBI Registration No. of the Trading Member	Exchange on which the trade was executed	Buy quantity	Buy value	Sell quantity	Sell value	DP ID	Folio No. / Client ID
Vinod M Ambani, 7D, Lands End, 29D, Dongersey Road, Malabar Hill, Mumbai - 6	10276	Allotment advice dated October 19, 2007	October 22, 2007	Shares allotted consequent to the Amalgamation of Indian Petrochemicals Corporation with Reliance Industries Limited	10539	Not Applicable	Not Applicable	263 (Qty Allotted)	Rs * 6,77,225/-	NIL	NIL	IN302470	40005276

* Calculated based on the Bombay Stock Exchange Limited's open price on October 19, 2007 viz Rs 2,575.00 per share

Signature: ____________

END